# SEC Schedule 13D/A (Amendment No. 8) — Beneficial ownership report by holders of more than 5% of a class

Issuer: Ernexa Therapeutics Inc., CIK 0000748592
CUSIP: 114082308
Title of class of securities: Common Stock, par value $0.005 per share
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Date of event which requires filing of this statement: 02/10/2026
Amends the filing with accession number 0001140361-21-017257
Filed by CIK 0001448698
Persons authorized to receive notices and communications: Charles Cherington, c/o Ara Partners, LLC, 200 Berkeley Street 26th Floor, Boston, Massachusetts (MA), 02116, 617-838-3053

## Reporting persons
- Charles Cherington (CIK 0001448698): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: personal funds (PF); sole voting power 10,791,335; sole dispositive power 10,791,335; aggregate amount beneficially owned 10,791,335 (34.7% of the class)
  Comment: Rows 7, 9 and 11 consist of (i) 6,779,440 shares of common stock, par value $0.005 per share (the "Common Stock"), of Ernexa Therapeutics Inc. (the "Issuer") (ii) 4,000,000 shares issuable upon the exercise of warrants to purchase 4,000,000 shares of Common Stock (the "Warrants") and (ii) 11,895 shares of Common Stock issuable upon conversion of 71,306 shares of Series A convertible preferred stock (the "Series A Preferred Stock") of the Issuer (assuming a conversion rate of 5.9948).
  
  Row 13 is calculated based on an aggregate 31,097,009 of shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 7,853,538 shares of Common Stock of the Issuer outstanding as of January 27, 2026, as reported on the Issuer's Registration Statement (File No. 333-293150) (the "Registration Statement") on Form S-1 filed with the SEC on February 3, 2026, and declared effective by the SEC on February 5, 2026, (ii) 19,231,576 shares of Common Stock of the Issuer that was issued in the Offering (as defined below) on February 10, 2026, as reported on the Issuer's Current Report on Form 8-K filed with the SEC on February 10, 2026, (iii) 4,000,000 shares of Common Stock of the Issuer issuable to the Reporting Person upon exercise of the Warrants within 60 days, and (iv) 11,895 shares of Common Stock issuable upon conversion of 71,306 shares of Series A Preferred Stock within 60 days, which, for each of (iii) and (iv), are deemed outstanding pursuant to Rule 13-3(d)(1)(i).
  
  The number of shares of Common Stock owned by the Reporting Person reflect the Issuer's 1-for-15 reverse stock split of its outstanding shares of Common Stock that was effected on June 10, 2025 (the "Reverse Stock Split") as reported on the Issuer's Current Report on Form 8-K filed with the SEC on June 12, 2025.
  
  This form is being filed late due to delays encountered during the Reporting Person's initial enrollment and account authorization within the SEC's EDGAR Next System.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, par value $0.005 per share
Name of issuer: Ernexa Therapeutics Inc.
Address of issuer's principal executive offices: 1035 Cambridge Street, Suite 18A, Cambridge, Massachusetts (MA), 02141
Comment: Pursuant to Rule 13d-2 promulgated under the Securities Exchange Act of 1934, as amended, this Amendment No. 8 to Schedule 13D (this "Amendment No. 8") amends certain Items of the Schedule 13D originally filed with the SEC on May 13, 2021 (the "Original Schedule 13D"), as amended by Amendment No. 1 thereto filed with the SEC on March 16, 2022 ("Amendment No. 1"), Amendment No. 2 thereto filed with the SEC on December 14, 2022 ("Amendment No. 2"), Amendment No. 3 thereto filed with the SEC on September 7, 2023 ("Amendment No. 3"), Amendment No. 4 thereto filed with the SEC on December 20, 2023 ("Amendment No. 4"), Amendment No. 5 thereto filed with the SEC on March 5, 2025 ("Amendment No. 5"), Amendment No. 6 thereto filed with the SEC on April 4, 2025 ("Amendment No. 6") and Amendment No. 7 thereto filed with the SEC on June 11, 2025 ("Amendment No. 7," and the Original Schedule 13D, as amended by Amendment No. 1, Amendment No. 2, Amendment No. 3, Amendment No. 4, Amendment No. 5, Amendment No. 6, Amendment No. 7 and this Amendment No. 8 are collectively referred to herein as the "Schedule 13D") by furnishing the information set forth below. Except as set forth below, all previous Items are unchanged.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration: The information provided in Item 5 of this Amendment No. 8 is incorporated by reference to this Item 3.

## Item 4. Purpose of Transaction
Purpose of transaction: Item 4 is hereby amended by adding the following: The Reporting Person acquired 4,000,000 shares of the Issuer's Common Stock and 4,000,000 Warrants in the Offering. The Reporting Person has no present plan or proposal that relates to, or could result in, any of the events referred to in paragraphs (a) through (j) inclusive, of Item 4 of Schedule 13D.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
Rows 7, 9 and 11 consist of (i) 6,779,440 shares of common stock, par value $0.005 per share of the Issuer's Common Stock, (ii) 4,000,000 shares of Common Stock issuable upon the exercise of the Warrants and (iii) 11,895 shares of Common Stock issuable upon conversion of 71,306 shares of Series A Preferred Stock of the Issuer (assuming a conversion rate of 5.9948).

Row 13 is calculated based on an aggregate 31,097,009 of shares of Common Stock of the Issuer outstanding, which is calculated by adding (i) 7,853,538 shares of Common Stock of the Issuer outstanding as of January 27, 2026, as reported on the Issuer's Registration Statement, (ii) 19,231,576 shares of Common Stock of the Issuer that was issued in the Offering on February 10, 2026, as reported on the Issuer's Current Report on Form 8-K filed with the SEC on February 10, 2026, (iii) 4,000,000 shares of Common Stock of the Issuer issuable to the Reporting Person upon exercise of the Warrants within 60 days, and (iv) 11,895 shares of Common Stock issuable upon conversion of 71,306 shares of Series A Preferred Stock within 60 days, which, for each of (iii) and (iv), are deemed outstanding pursuant to Rule 13-3(d)(1)(i).

The numbers of shares of Common Stock beneficially owned by the Report Person reflect the Reverse Stock Split.
Number of shares as to which each person has sole or shared power to vote or dispose: Rows 7 through 10, inclusive, set forth on the cover page to this Amendment No. 8 are hereby incorporated by reference in this Item 5(b).
Transactions in the class effected during the past sixty days: On February 10, 2026, the Issuer issued 21,000,000 shares of Common Stock and Common Stock equivalents (including pre-funded warrants exercisable for up to 2,000,000 shares) and Warrants to purchase 21,000,000 shares at a combined price of $0.50 per share (or $0.49 per pre-funded warrant to purchase Common Stock) in a best efforts public offering (the "Offering") of Common Stock and Warrants pursuant to the Registration Statement. The Warrants are immediately exercisable at a price of $0.68 per share. The Warrants are listed on The Nasdaq Capital Market under the symbol "ERNAW" and are immediately exercisable subject to certain ownership limitations (none of which apply to the Reporting Person) and expire on the earlier of (i) the five-year anniversary of the original issuance date or (ii) the 180th calendar day following the public release by the Company of clinical trial data from the first cohort of the Phase 1 study of ERNA-101.The Reporting Person acquired 4,000,000 shares of the Issuer's Common Stock and 4,000,000 Warrants issued in the Offering.

## Signatures
- Charles Cherington: /s/ Charles Cherington, Charles Cherington (02/17/2026)